UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 18, 2014

REYNOLDS AMERICAN INC.

(Exact Name of Registrant as Specified in Charter)

North Carolina	1-32258	20-0546644
(State or Other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

401 North Main Street

Winston-Salem, North Carolina 27101

(Address of Principal Executive Offices) (ZIP Code)

Registrant’s telephone number, including area code: 336-741-2000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On November 18, 2014, during a video interview at a Morgan Stanley conference, Thomas R. Adams, the Executive Vice President and Chief Financial Officer of Reynolds American Inc., referred to as RAI or the Company, in response to a question from the interviewer, addressed the process for obtaining regulatory approval of the previously announced acquisition of Lorillard, Inc. by the U.S. Federal Trade Commission, referred to as the FTC. Mr. Adams noted that RAI had received a second request from the FTC, which was expected, to provide more data and information, and is moving to conclude its compliance. A full transcript of Mr. Adams’ interview is attached as Exhibit 99.1 hereto. While the timing mentioned in the transcript is possible, the Company recognizes that the complete process for obtaining FTC approval is fluid and unpredictable and subject to many variables. The Company continues to believe that the closing of the acquisition will occur in the first half of 2015.

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Cautionary Statement Regarding Forward-Looking Statements

Statements included in this Current Report that are not historical in nature constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this Current Report and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the Proposed Transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the of the proposed transactions (the Proposed Transactions), relating to the consummation of the previously announced Proposed Transactions with Reynolds American, Lorillard, Inc. (Lorillard), Imperial Tobacco Group PLC (Imperial), Lignum-2, L.L.C. (Imperial Sub), a wholly owned subsidiary of Imperial, and British American Tobacco p.l.c. (BAT), to be consummated or, if consummated, could have an adverse effect on the results of operations, cash flows and financial position of Reynolds American, are the following: the failure to obtain necessary regulatory or other approvals for the Proposed Transactions, or if obtained, the possibility of being subjected to conditions that could reduce the expected synergies and other benefits of the Proposed Transactions, result in a material delay in, or the abandonment of, the Proposed Transactions or otherwise have an adverse effect on Reynolds American; the obligation to complete the Proposed Transactions even if financing is not available or is available on terms other than those currently anticipated, including financing less favorable to Reynolds American than its current commitments, due to the absence of a financing condition in connection with the Proposed Transactions; the obligation to complete the Proposed Transactions even if there are adverse governmental developments with respect to menthol in cigarettes, and, once completed, the effect of such adverse governmental developments on Reynolds American’s subsidiaries’ sales of products that contain menthol which will represent a substantial portion of Reynolds American’s consolidated sales; the failure to satisfy required closing conditions or complete the Proposed Transactions in a timely manner; the failure to obtain necessary shareholder approvals for the Proposed Transactions; the failure to obtain Imperial shareholder approval for the divestiture transaction and the possibility of needing an alternative divestiture partner; the possibility of selling the transferred assets, including the brands currently expected to be divested, or which otherwise might be divested (in each case, subject to Reynolds American’s binding obligations under the asset purchase agreement to complete the divestiture transaction), on terms less favorable than the divestiture transaction, due to the absence of a condition in connection with the Proposed Transactions be completed; the possibility of having to include RJR Tobacco’s DORAL brand as part of the divestiture transaction; the effect of the announcement of the Proposed Transactions on the ability to retain and hire key personnel, maintain business relationships, and on operating results and businesses generally; the effect of restrictions placed on Reynolds American’s, Lorillard’s or their respective subsidiaries’ business activities and the limitations put on Reynolds American’s and Lorillard’s ability to pursue alternatives to the Proposed Transactions pursuant to the merger agreement and the asset purchase agreement; the possibility of delay or prevention of the Proposed Transactions by lawsuits challenging the Proposed Transactions filed against Reynolds American, the members of the Reynolds American board of directors, Lorillard, the members of the Lorillard board of directors and BAT; the uncertainty of the value of the merger consideration that Lorillard shareholders will receive in the Proposed Transactions due to a fixed exchange ratio and a potential fluctuation in the market price of Reynolds American common stock; the reliance of RJR Tobacco on Imperial Sub to manufacture Newport on RJR Tobacco’s behalf for a period of time after the divestiture transaction; Reynolds American’s obligations to indemnify Imperial Sub for specified matters and to retain certain liabilities related to the transferred assets; the possibility of Reynolds American’s and Lorillard’s directors and officers having interests in the Proposed Transactions that are different from, or in addition to, the interests of Reynolds American and Lorillard shareholders generally; the possibility of changes in circumstances between the date of the signing of the merger agreement and the closing of the Proposed Transactions that will not be reflected in the fairness opinions obtained by the boards of directors of Reynolds American and Lorillard from their respective advisors; a termination of the governance agreement or certain provisions of it in accordance with its terms, including the limitations on Brown & Williamson Holdings, Inc.’s (B&W) representation on the Reynolds American board of directors and its board committees; the effect of the substantial additional indebtedness that Reynolds American will incur in connection with the Proposed Transactions; the continuing decline in volume in the U.S. cigarette industry and Reynolds American’s dependence on the U.S. cigarette industry; the impact of BAT’s significant beneficial ownership in Reynolds American, the related governance agreement among Reynolds American, BAT and B&W and the provisions favoring BAT in the Reynolds American articles of incorporation on Reynolds American’s business, the Reynolds American board of directors and other Reynolds American shareholders; the possibility of actual results of operations, cash flows and financial position after the Proposed Transactions materially differing from the Reynolds American unaudited pro forma condensed combined financial statements; the difference in rights provided to Lorillard shareholders under Delaware law, the Lorillard certificate of incorporation and the Lorillard by-laws, as compared to the rights Lorillard shareholders will obtain as Reynolds American shareholders under North Carolina law, the Reynolds American articles of incorporation, the Reynolds American bylaws and the governance agreement; the failure to realize projected synergies and other benefits from the Proposed Transactions; the incurrence of significant pre- and post-transaction related costs in connection with the Proposed Transactions; and the occurrence of any event giving rise to the right of a party to terminate the Proposed Transactions. Discussions of additional risks, contingencies and uncertainties are contained in Reynolds American’s and Lorillard’s filings with the Securities and Exchange Commission (the SEC).

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, Reynolds American is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

Reynolds American filed with the SEC a registration statement on Form S-4 that includes the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the Proposed Transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336) 741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and are be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336) 335-7000 or at Lorillard’s website at www.lorillard.com.

This Current Report is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reynolds American and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Reynolds American and stockholders of Lorillard in respect of the Proposed Transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Reynolds American and stockholders of Lorillard in connection with the Proposed Transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. Information regarding Reynolds American’s directors and executive officers is contained in Reynolds American’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Transcript of Video Interview at Morgan Stanley Conference on November 18, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 20, 2014

REYNOLDS AMERICAN INC.

By:	/s/ McDara P. Folan, III
Name:	McDara P. Folan, III
Title:	Senior Vice President, Deputy General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Transcript of Video Interview at Morgan Stanley Conference on November 18, 2014